NH HOTELES

SANTA ENGRACIA, 120
EDIFICIO CENTRAL
28003 MADRID
TEL. 91 451 97 27
FAX 91 451 97 29 / 30

02015190

82-4780

15 January, 2002

RECEIVED FEB 12 2002

SUPPL

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on January, 2002 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
FEB 25 2002
P THOMSON FINANCIAL

Roberto Chollet
Chief Financial Officer

dlw 2/19

Departamento de Comunicación
Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 62 - Fax 91 451 97 67

PRESS RELEASE

A NEW FORMULA FOR COMMON AREAS IN THE HOTELS CHARACTERISED BY ITS INFORMAL, EASY GOING, FLEXIBLE AND RELAXING ATMOSPHERE

FERRAN ADRIÁ LAUNCHES "nhube" IN NH HOTELES, THE FIRST SPACES OF THEIR KIND IN THE HOTEL SECTOR, COMBINING RESTAURANT SERVICES, RELAX AND LEISURE

- **The brilliant Spanish restaurateur, in his desire for NH guests to enjoy their stay at the most, will offer, according to the requirements of each hotel, "what I dine at home, health food or theme offerings".**

- **Gabriele Burgio, CEO of NH Hoteles, said "the 'nhube' concepts mark the start of a new phase in NH Hoteles and a great innovation in the hotel offer worldwide".**

- **It will combine the hotels' lounge, bar and restaurant under the theme of "better than at home"**

- **The atmosphere in the "nhube" will change throughout the day and clients may dine, drink, relax, read, listen to music, work watch TV, surf the Internet, etc.**

- **The "nhube" will be introduced first in the NH Eurobuilding and NH Núñez de Balboa in Madrid, the NH Master and NH Duc de la Victoria in Barcelona, and the hotel in Frankfurt.**

Madrid, 10 January 2002.- Ferran Adrià, one of world's the best and most acclaimed restaurateur launches the **"nhube"** concept in NH Hoteles, a first of its kind concept in the hotel sector that offers its guest a combination of restaurant services, leisure and relax. This revolutionary hotel concept combines the common lounge, bar-cafeteria and restaurant hotel areas.

The NH Núñez de Balboa will be the first hotel to offer the **"nhube"** concept, to be completed in four months, and afterwards, this concept will be introduced in the NH Eurobuilding, the NH Master and Duc de la Victoria in Barcelona and the Frankfurt

NH HOTELES
Departamento de Comunicación
Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 62 - Fax 91 451 97 67

(Germany) hotel that will be opened shortly. The **"nhube"** will be gradually introduced in the other hotels in the chain. .

"nhube" is a totally innovative concept because it incorporates all those things that we like to find when we are at home: a multi-functional space perfect for conversation, TV, Internet, listening to music, while being able to dine, enjoy a drink or relax at the same time. All this in a "flexible" ambiance where the space and light changes according to the different moments and needs throughout the day.

This new concept revolutionises the "classical" idea of a restaurant since it blends the restaurant and leisure areas of NH hotels, making **"nhube"** a very comfortable environment by combining the sitting room, dining room, bar-cafeteria, library and even the kitchen. In short, it is a space where one can feel "better than at home".

The **"nhube"** world is a place where each guests may find his private space. The freedom and relaxing atmosphere allows the client to choose what he wants to do at each particular time of day. The "home" atmosphere of this environment naturally encourages human contact and communication. Ferran Adrià's culinary offer may differ according to the location or type of hotel where this concept is offered. There will be different types of **"nhube"** cuisine; "homemade" food, the type that Ferran likes to eat at home; healthy and light food, or the international ethnic food that will be offered in other **"nhubes"**. All of these will have something in common since they will be simple, feasible and real. This great Spanish chef states that: "We prefer the best potatoes to a so-so lobster".

Ferran Adrià and his collaborators, together with NH Hoteles, have arrived at the **"nhube"** concept, a product that should be offered in the hotels, after careful observation of client's restaurant preferences.

Gabriele Burgio, CEO of NH Hoteles, believes that "with **'nhube'**, the chain enters a new stage, adapted to modern times, with a unique and revolutionary concept that we are certain will be enormously successful". He added that, "It will be a great pleasure for us to work with Ferran Adrià in this new creative phase and we believe this will enable us to be at the forefront of hotel restaurant services worldwide".

In the design and global concept of the new **"nhube"** space, Ferran Adrià, has enjoyed the collaboration of Eduard Bosch (head of the El Bulli kitchen), Ana Mir, Emili Padrós and Cesc Solà members of AEC, a multi-disciplinary team of designers and interior designers, as well as with Enrique Martínez, the chain's current food advisor.

Aina Obiol's graphic design, a hand-drawn logo, reinforces the **"nhube"** concept's idea of spontaneity, freshness and modernity.

NH HOTELES

Departamento de Comunicación
Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 62 - Fax 91 451 97 67

FILE NUMBER
82 - 4780

ABOUT FERRAN ADRIÀ

Since the age of 18, when by pure chance, he began working as a chef's assistant in a small hotel; Ferran Adrià has never ceased to win critical acclaim in the restaurant world. In 1984, he was already the director of the kitchen in El Bulli, and since then, with Julio Soler, the restaurant's manager at that time, he made a commitment to develop restaurant services different from the known standards. They worked at developing a truly different and new culinary style during the years 85, 86, 87, and 88. In 1995 they set up catering headquarters in Barcelona under the name of El Bulli Catering, raising the level of quality and prestige in banquet services to new heights. The Casino de Madrid is the best example El Bulli Catering in the capital.

Ferran Adrià, an advisor to leading quality brands, always undertakes new projects with tenacity, an innovative spirit, and enthusiasm, hence, his image linked to the best companies always ensure spectacular results. The neuralgic centre of his activities is the Bulli Taller in Barcelona headed by Albert Adrià. The seeds of all his projects always germinate in this "workshop" mainly focused on creating and testing new dishes, techniques, recipes and concepts for each new season.

Ferran Adrià is one of the greatest exponents of global cuisine, awarded the highest recognitions in restaurant guides and other national prices plus a long list of other acknowledgements and has published several books, including "El Bulli Mediterranean Flavour", the "Secrets of El Bulli", "The Desserts of El Bulli" by Albert Adrià. He has also been interviewed the leading journalists.

ABOUT NH HOTELES

The NH Hoteles Group (www.nh-hoteles.com), following the merger in July 2000 with the Dutch chain, Krasnapolsky, is the third ranking European business hotel chain. NH operates 182 hotels with more than 26,000 rooms in 17 Europe, Latin America and Africa. The hotel also has 25 new hotel projects in the pipeline, representing more than 3,300 new rooms. NH Hoteles offer outstanding quality services and facilities, with a carefully considered décor to please all tastes, uniform and a place where guests may feel very comfortable. It offers the most state-of-the-art technology for guests' communication, work and leisure needs. Restaurant services are one of the chain's top priorities, offering its guests the best in cuisine. In 2000, NH Group Hoteles posted 142% EBITDA growth thanks to a 103.4% increase in sales, totalling Pts 91,596 Mn (€550.5 Mn). Net profit climbed 41% to more than €90 Mn. NH Group shares trades in the Madrid (included in the selective IBEX 35) and Amsterdam's Euronext stock exchanges. Moreover, NH Hoteles is included in the Stoxx Europe 600 index, which includes the leading European companies, and in the Morgan Stanley index, which includes the leading companies in global stock markets.

NH HOTELES
Departamento de Comunicación
Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 62 - Fax 91 451 97 67

ABOUT AEC

Ana Mir and Emili Padrós have industrial design master degrees from Central St. Martins in London and, after several projects, won the first Domus –BBJ award for new ideas for their design of the Boeing Business Jet interiors and the Ciudad de Barcelona Design Award. In 2001, they won the FAD Award for "ephemeral" architecture for their project "Pradera de nit, 2000". They have exhibited their works in London, New York, Paris, Amsterdam, Milan, Louisiana (Denmark), Stockholm, Madrid, Valencia and Barcelona.

Cesc Solà studied interior design and has a post-graduate Industrial Design degree from Milan. He has developed franchise and store projects in Madrid, Badajoz, Barcelona, Palma de Mallorca, Tenerife, Santander, Girona and London as well as several office and home interior design and rehabilitation projects in Barcelona. He has also designed stands for the international fairs in Cologne, Florence and Paris.

FOR MORE INFORMATION

NH Hoteles Communication Department
Tel: + 34 91 451 9762
+ 34 91 451 97 18 (Switchboard)
E-mail: cortina@nh-hoteles.es